
GRASIM
ADITYA BIRLA GROUP

Grasim Industries Limited


06018968



PERFORMANCE UPDATE

For the half year ended 30th September, 2006



UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER ENDED 30TH SEPTEMBER, 2006

I. CONSOLIDATED RESULTS :

Rs. in Crores

	Three Months Ended 30th September 2006	Three Months Ended 30th September 2005	Six Months Ended 30th September 2006	Six Months Ended 30th September 2005	Full Year Ended 31st March 2006 (Audited)
Net Sales / Income from Operations	**3,183.81**	**2,343.50**	**6,394.49**	**4,828.28**	**10,274.86**
Other Income	53.43	44.63	102.62	120.13	217.27
Expenditure :					
- Decrease / (Increase) in Stock	(5.79)	44.42	(0.71)	(15.26)	6.30
- Raw Material Consumed	654.23	520.42	1,249.64	1,097.96	2,212.43
- Purchases of Finished Goods	17.14	32.81	43.03	45.97	109.93
- Payment to & Provision for Employees	173.98	134.93	335.13	257.95	543.31
- Power & Fuel	561.58	484.83	1,141.32	997.56	2,129.12
- Freight, Handling & Other Expenses	461.47	325.75	958.06	698.92	1,552.22
- Other Expenditure	479.87	384.03	903.58	763.90	1,608.30
Total Expenditure	**2,342.48**	**1,927.19**	**4,630.05**	**3,847.00**	**8,161.61**
Interest	55.05	53.95	107.65	110.60	212.23
Gross Profit	**839.71**	**406.99**	**1,759.41**	**990.81**	**2,118.29**
Depreciation	148.44	137.35	290.19	272.76	563.10
Profit before Exceptional Items and Tax Expenses	**691.27**	**269.64**	**1,469.22**	**718.05**	**1,555.19**
Surplus on pre-payment of sales tax loan	-	-	-	-	4.13
Profit before Tax Expenses	**691.27**	**269.64**	**1,469.22**	**718.05**	**1,559.32**
Provision for Current Tax	(215.03)	(85.63)	(462.75)	(218.85)	(434.88)
Provision for Deferred Tax	8.14	16.91	13.69	30.41	32.18
Net Profit	**484.38**	**200.92**	**1,020.16**	**529.61**	**1,156.62**
Less : Minority Share	66.05	0.50	166.58	33.11	115.98
Net Profit (After Minority Share)	**418.33**	**200.42**	**853.58**	**496.50**	**1,040.64**
Paid up Equity Share Capital (Face Value Rs.10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					4,698.79
Basic & Diluted EPS for the period (Rupees)	**45.62**	**21.86**	**93.09**	**54.15**	**113.50**

II. STANDALONE RESULTS :

	Three Months Ended 30th September 2006	Three Months Ended 30th September 2005	Six Months Ended 30th September 2006	Six Months Ended 30th September 2005	Full Year Ended 31st March 2006 (Audited)
Net Sales / Income from Operations	**2,010.82**	**1,649.21**	**3,902.55**	**3,213.61**	**6,703.48**
Other Income	50.22	30.83	87.69	96.32	169.07
Expenditure :					
- Decrease / (Increase) in Stock	(14.45)	68.44	0.66	25.55	43.49
- Raw Material Consumed	535.04	442.47	998.88	911.79	1,822.68
- Purchases of Finished Goods	60.59	63.02	128.76	91.15	240.15
- Payment to & Provision for Employees	123.05	104.21	236.08	200.59	407.63
- Power & Fuel	280.55	259.76	545.05	509.67	1,074.81
- Freight, Handling & Other Expenses	236.59	169.53	466.85	349.71	750.02
- Other Expenditure	257.29	219.96	480.84	428.96	942.91
Total Expenditure	**1,478.66**	**1,327.39**	**2,857.12**	**2,517.42**	**5,281.69**
Interest	24.07	23.74	47.57	50.27	97.32
Gross Profit	**558.31**	**328.91**	**1,085.55**	**742.24**	**1,493.54**
Depreciation	75.57	71.96	149.66	142.44	291.64
Profit before Exceptional Items and Tax Expenses	**482.74**	**256.95**	**935.89**	**599.80**	**1,201.90**
Surplus on pre-payment of sales tax loan	-	-	-	-	4.13
Profit before Tax Expenses	**482.74**	**256.95**	**935.89**	**599.80**	**1,206.03**
Provision for Current Tax	(145.80)	(78.60)	(284.85)	(175.90)	(369.82)
Provision for Deferred Tax	0.90	9.30	(1.30)	14.70	27.00
Net Profit	**337.84**	**187.65**	**649.74**	**438.60**	**863.21**
Paid up Equity Share Capital (Face Value Rs.10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					4,886.11
Basic & Diluted EPS for the period (Rupees)	**36.85**	**20.47**	**70.86**	**47.84**	**94.14**
Aggregate of Non-Promoter Shareholding					
- Number of Shares			68692786	68776304	68776304
- Percentage of Shareholding			74.93%	75.02%	75.02%

III. SEGMENT REPORTING - CONSOLIDATED :

Rs. in Crores

		Three Months Ended 30th September 2006	Three Months Ended 30th September 2005	Six Months Ended 30th September 2006	Six Months Ended 30th September 2005	Full Year Ended 31st March 2006 (Audited)
1.	SEGMENT REVENUE					
a	Fibre & Pulp	670.83	513.70	1,195.85	947.26	1,990.05
b	Cement	2,179.70	1,461.16	4,518.96	3,124.68	6,938.30
c	Sponge Iron	140.77	170.38	316.13	390.84	634.78
d	Chemicals	76.75	104.10	148.55	203.56	386.35
e	Textiles	84.79	73.65	141.62	126.44	247.14
f	Others	76.16	54.83	144.27	109.34	233.81
	TOTAL	3,229.00	2,377.82	6,465.38	4,902.12	10,430.43
	(Less) : Inter Segment Revenue	(45.19)	(34.32)	(70.89)	(73.84)	(155.57)
	Net Sales / Income from Operations	**3,183.81**	**2,343.50**	**6,394.49**	**4,828.28**	**10,274.86**
2.	SEGMENT RESULTS					
a	Fibre & Pulp	168.52	106.90	263.88	182.52	425.93
b	Cement	538.23	171.48	1,217.16	445.52	1,074.76
c	Sponge Iron	(3.27)	(8.24)	2.31	52.46	33.69
d	Chemicals	4.81	30.99	18.20	64.13	107.51
e	Textiles	(0.13)	1.91	(0.26)	1.33	(3.04)
f	Others	14.94	8.82	27.12	17.50	39.06
	TOTAL	723.10	311.86	1,528.41	763.46	1,677.91
	Add / (Less) :					
	Interest	**(55.05)**	**(53.95)**	**(107.65)**	**(110.60)**	**(212.23)**
	Net Unallocable Income/(Expenditure)	23.22	11.73	48.46	65.19	89.51
	Profit before Exceptional Items and Tax Expenses	**691.27**	**269.64**	**1,469.22**	**718.05**	**1,555.19**
	Surplus on pre-payment of sales tax loan	-	-	-	-	4.13
	Profit Before Tax Expenses	**691.27**	**269.64**	**1,469.22**	**718.05**	**1,559.32**
3.	CAPITAL EMPLOYED					
a	Fibre & Pulp			1,252.97	979.45	1,025.98
b	Cement			7,480.45	6,814.43	6,804.09
c	Sponge Iron			508.38	478.55	530.19
d	Chemicals			291.34	200.68	210.75
e	Textiles			124.11	105.59	92.55
f	Others			371.47	347.78	339.95
	TOTAL			10,028.72	8,926.48	9,003.51
g	Unallocated Corporate Capital Employed			1,528.77	1,011.89	1,189.19
	TOTAL CAPITAL EMPLOYED			**11,557.49**	**9,938.37**	**10,192.70**

IV. SEGMENT REPORTING - STANDALONE :

		Three Months Ended 30th September 2006	Three Months Ended 30th September 2005	Six Months Ended 30th September 2006	Six Months Ended 30th September 2005	Full Year Ended 31st March 2006 (Audited)
1.	SEGMENT REVENUE					
a	Fibre & Pulp	565.73	499.84	1,012.09	918.12	1,935.37
b	Cement	1,187.97	835.56	2,355.05	1,648.49	3,655.41
c	Sponge Iron	140.77	170.38	316.13	390.84	634.78
d	Chemicals	76.75	104.10	148.55	203.56	386.35
e	Textiles	84.79	73.65	141.62	126.44	247.14
	TOTAL	2,056.01	1,683.53	3,973.44	3,287.45	6,859.05
	(Less) : Inter Segment Revenue	(45.19)	(34.32)	(70.89)	(73.84)	(155.57)
	Net Sales / Income from Operations	**2,010.82**	**1,649.21**	**3,902.55**	**3,213.61**	**6,703.48**
2.	SEGMENT RESULTS					
a	Fibre & Pulp	156.67	107.31	254.59	183.98	429.62
b	Cement	313.75	132.25	647.90	279.56	636.40
c	Sponge Iron	(3.27)	(8.24)	2.31	52.46	33.69
d	Chemicals	4.81	30.99	18.20	64.13	107.51
e	Textiles	(0.13)	1.91	(0.26)	1.33	(3.04)
f	Others	0.10	(0.03)	0.07	(1.35)	(1.39)
	TOTAL	471.93	264.19	922.81	580.11	1,202.79
	Add / (Less) :					
	Interest	**(24.07)**	**(23.74)**	**(47.57)**	**(50.27)**	**(97.32)**
	Net Unallocable Income / (Expenditure)	34.88	16.50	60.65	69.96	96.43
	Profit before Exceptional Items and Tax Expenses	**482.74**	**256.95**	**935.89**	**599.80**	**1,201.90**
	Surplus on pre-payment of sales tax loan	-	-	-	-	4.13
	Profit Before Tax Expenses	**482.74**	**256.95**	**935.89**	**599.80**	**1,206.03**
3.	CAPITAL EMPLOYED					
a	Fibre & Pulp			1,098.32	951.71	999.03
b	Cement			2,291.49	2,112.70	2,079.08
c	Sponge Iron			508.38	478.55	530.19
d	Chemicals			291.34	200.68	210.75
e	Textiles			124.11	105.59	92.55
f	Others			1.11	1.53	1.12
	TOTAL			4,314.75	3,850.76	3,912.72
g	Unallocated Corporate Capital Employed			4,152.71	3,378.81	3,633.40
	TOTAL CAPITAL EMPLOYED			**8,467.46**	**7,229.57**	**7,546.12**

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23) and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 The operations at the Company's Viscose Staple Fibre Plant at Nagda which were suspended in the previous quarter due to water shortage were restored from 4th July, 2006.

3 The operations at Chemical Plant at Nagda, which were affected in the previous quarter due to water shortage, were restored from 4th July, 2006. The same were again curtailed to about fifty percent capacity from 21st July, 2006, on account of shut-down of captive power plant for major repairs, which is likely to continue till January, 2007. While this will impact the profitability of Chemical Division, the Company does not expect any significant impact on its overall profitability on this account.

4 During the quarter, the Company has acquired the entire paid up equity share capital consisting of 50,000 fully paid shares of Rs. 10 each of Harish Cement Limited at a price of Rs. 20 per share, thus making it a wholly owned subsidiary of the Company.

5 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp - Viscose Staple Fibre & Rayon Grade Pulp

Cement - Grey & White Cement

Sponge Iron - Sponge Iron

Chemicals - Caustic Soda & Allied Chemicals

Textiles - Fabric & Yarn

Others - Mainly Telecom (in consolidated results)

6 No investor complaint was pending at the beginning of the quarter. During the quarter, six complaints were received, all of which have been attended by the Company and no complaints were pending at the end of the quarter.

7 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

8 The above Unaudited results for the quarter ended 30th September, 2006 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 18th October, 2006. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 18th October, 2006

D. D. Rathi
Whole-time Director

Mumbai, October 31, 2006

Dear Shareholders,

I am pleased to share with you the performance of your Company for the six months ended 30th September 2006 (H1FY07). Your Company has posted an excellent growth in turnover and profitability. The impressive growth of the Cement business and improving realisations in the VSF business have been the performance drivers.

Before I move on to the financial performance, let me highlight the strategic move taken by your Company.

Joint Venture in China

To get a foothold in China, your Company together with its overseas Group companies, has formed a Joint Venture Company (Birla Jingwei Fibres Company Limited) with Hubei Jing Wei Chemical Fibre Company. The joint venture has acquired the existing VSF plant of 30,000 tonnes per annum from Hubei Jing Wei and expects to ramp it up to 60,000 tonnes per annum in about a year's time. This foray into China marks your Company's presence in the world's largest VSF market. While your Company's stake in the joint venture would be 31%, the Group's stake would be 70%.

Financial Performance

Let me start with the financial highlights for the first half of the fiscal 2006-07.

(Rs. in Crores)

	Consolidated			*Standalone*		
	H1FY07	*H1FY06*	*% Change*	*H1FY07*	*H1FY06*	*% Change*
Net Turnover and Operating Income	6,394.5	4,828.3	32	3,902.6	3,213.6	21
Other Income	102.6	120.1	(15)	87.7	96.3	(9)
Operating Profit (PBIDT)	1,867.1	1,101.4	70	1,133.1	792.5	43
Interest	107.7	110.6	(3)	47.5	50.3	(5)
Depreciation	290.2	272.8	6	149.7	142.4	5
Profit Before Taxes	1,469.2	718.0	105	935.9	599.8	56
Total Tax Expenses	449.0	188.4	138	286.2	161.2	78
Profit After Taxes	1,020.2	529.6	93	649.7	438.6	48
Minority Share	166.6	33.1	—	—	—	—
Net Profit	853.6	496.5	72	649.7	438.6	48

Consolidated Result – Highlights

- Revenues at Rs.6,394 Crores grew by 32%, led by volume growth as well as increased realisations
- Operating profit rose by 70% from Rs.1,101 Crores in H1FY06 to Rs.1,867 Crores in the current half
- Interest and finance charges decreased by 3% YoY to Rs.108 Crores
- Pre-tax profits more than doubled from Rs.718 Crores in HIFY06 to Rs.1,469 Crores in H1FY07
- Net Profit grew substantially by 72% at Rs.854 Crores as against Rs.497 Crores in HIFY06.

Business Review and Outlook

VISCOSE STAPLE FIBRE (VSF)

	HIFY07	HIFY06	% Change
Installed Capacity (TPA)	266,450	253,675	5
Production (Tonnes)	110,277	102,513	8
Sales Volume (Tonnes)	115,076	115,738	(1)
Net Divisional Turnover (Rs. Crores)	1,000.7	902.9	11
VSF Realisation (Rs./Tonne)	81,339	72,587	12
PBIDT (Rs. Crores)	288.6	215.1	34
Operating Margins (%)	28.8	23.8	—

Performance Review

The VSF business' performance has been commendable. Production was higher by 8% at 110,277 tonnes despite the shut down of the Nagda plant due to water shortage in the first quarter. Realisations rose 12% aided by strong demand and increase in prices of other textile fibres. Higher realisations have resulted in increase in operating profit margins from 23.8% in H1FY06 to 28.8% in H1FY07. To minimise the effect of water shortage in future, your Company has built an additional reservoir at Nagda. This can cater to your Company's requirement of water for about 45 days.

Capex Plan

Your Company has earmarked Rs.664 Crores towards capacity expansion and modernisation at its VSF plants. Upon the completion of expansion, the capacity will increase from its current level of 266,450 tonnes to 315,725 tonnes per annum by end FY08. This would enable your Company to cater to the increasing demand for VSF in India and the South Asian countries.

Outlook

The outlook for the VSF business continues to be encouraging owing to a strong demand post MFA abolition, planned VSF capacity expansion and strengthening of backward linkages in pulp supply through global plants. The integrated plantation-cum-pulp plant at Laos and the acquisition of St. Anne Nackawic Pulp Mill will bring in greater cost competitiveness.

CHEMICALS

	HIFY07	HIFY06	% Change
Installed Capacity (TPA)	190,800	190,800	—
Production (Tonnes)	59,648	78,783	(24)
Sales Volume (Tonnes)	60,784	77,434	(22)
Net Divisional Turnover (Rs. Crores)	148.1	203.2	(27)
ECU Realisation (Rs./Tonne)	20,136	23,178	(13)
PBIDT (Rs. Crores)	27.2	72.9	(63)
Operating Margins (%)	18.4	35.8	—

Performance Review

The performance of the Chemical business was impacted due to the water shortage in the first quarter and the shutdown in one of its captive power plant for major repairs in the second quarter, resulting in lower production of Caustic Soda and consequently, lower sales volumes. ECU realisations were also affected due to the fall in chlorine prices.

To improve efficiencies, your Company has converted its remaining Caustic Soda plant based on mercury cell technology into the new energy efficient and environment friendly membrane cell technology in September 2006 at a cost of Rs.148 Crores.

Outlook

The repairs to your Company's captive power plant would take another 3-4 months and as a result production and consequently, sales volumes may be restricted till then. Prices are expected to stabilise at current levels. The thrust will continue to be on optimum utilisation of the plant capacity.

CEMENT

	HIFY07	HIFY06	% Change
Grey Cement			
Installed Capacity (Mn. TPA)	13.1	13.1	—
Production (Mn. Tonnes)	6.9	6.6	5
Sales Volume (Mn. Tonnes) *	6.9	6.6	4
Average Realisation (Rs./Tonne) *	2,773	2,001	39
White Cement			
Installed Capacity (TPA)	475,000	475,000	—
Production (Tonnes)	175,811	166,537	6
Sales Volume (Tonnes)	171,396	161,428	6
Average Realisation (Rs./Tonne)	6,423	5,842	10
Net Divisional Turnover (Rs. Crores)*	**2252.7**	**1575.6**	**43**
PBIDT (Rs. Crores)	**732.5**	**359.7**	**104**
Operating Margins (%)	**32.5**	**22.8**	—

* *Excludes traded sales volumes*

Performance Review

The Cement business has posted an excellent performance. Capacity utilisation was impressive at 105%. Revenues surged by 43% led by strong realisations, which at Rs.2,773 per tonne were higher by 39%. The share of blended cement increased from 51% to 63%. Higher dispatches through rail, which rose from 35% to 48%, could partially offset the impact of increased freight costs.

The White Cement business too has done well. Both production and sales volumes were higher by 6% at 175,811 tonnes and 171,396 tonnes respectively. Further, the increase in realisations by 10% and higher contribution from value added products led to a higher turnover by 30%.

Cement business operating margins grew from 22.8% to 32.5%. Operating profit more than doubled from Rs.359.7 Crores to Rs.732.5 Crores.

Capex Plan

Your Company plans to add 9.5 Mn. TPA capacity at a total capital outlay of about Rs.2,600 Crores in the ensuing 18 to 21 months. To this end, your Company is setting up

a) a 4 Mn. TPA greenfield cement plant at Kotputli in Rajasthan, with a split grinding unit at Panipat in Haryana,

b) a new plant of 4 Mn. TPA at Shambhupura in Rajasthan, with a split grinding unit,

c) a 1.3 Mn. TPA grinding unit at Dadri in U.P and de-bottlenecking at its existing facility.

Both the new cement plants will be supported by captive thermal power plants.

Your Company also plans to invest Rs.1,051 Crores over the next 2 years mainly on captive power plants, modernisation and RMC plants.

Performance of Cement Subsidiaries

UltraTech Cement Limited - Consolidated Financial Performance

Financial Results (Rs. in Crores)

	HIFY07	HIFY06	% Change
Net Turnover and Other Income *	2,186.4	1,440.6	52
Operating Profit (PBIDT)	659.2	247.5	166
Interest	46.3	44.8	3
Depreciation	110.4	116.3	(5)
Profit Before Taxes	502.5	86.4	482
Total Tax Expenses	162.8	27.0	503
Net Profit after Minority Share	338.6	58.4	479

* *Excludes traded sales volumes*

UltraTech Cement Limited (UltraTech), a subsidiary of Grasim, has posted a notable performance as well. Its sale of cement stood at 6.86* Mn. tonnes and clinker at 1.13 Mn. tonnes. Combined cement and clinker volumes surged by 15%. Domestic cement realisations at Rs.2,841* per tonne increased by 39%. Cement export realisations too improved by 25%.

Despite higher freight and energy cost, operating margins improved from 17.4% to 30.5% on the back of higher volumes and cement realisations. Net Profit increased over five and half times to Rs.338.6 Crores.

UltraTech has a capex plan of Rs.2,700 Crores, to be spent over the next 3 years. This includes setting up of a new plant of 4 Mn. TPA at Tadpatri in Andhra Pradesh with a split grinding unit and captive power plants at its units in Gujarat and Chattisgarh.

Shree Digvijay Cement Company Limited - Financial Performance

Financial Results (Rs. in Crores)

	HIFY07	HIFY06	% Change
Net Turnover and Other Income	119.0	100.7	18
Operating Profit (PBIDT)	22.8	21.8	5
Interest	0.7	2.4	(69)
Depreciation	3.1	4.4	(30)
FBT	0.1	0.04	—
Profit before Exceptional Items	18.9	15.0	26
Exceptional Items (Net)	0.2	8.3	—
Profit after Exceptional Items	19.1	23.3	—

Shree Digvijay Cement Company Limited (SDCCL), another subsidiary, has reported a satisfactory performance. Cement realisations grew by 31% at Rs.2,676 per tonne. Profit before exceptional items, increased by 26% to Rs.18.9 Crores. This is despite the operations being impaired on account of break down in the first quarter and heavy rains in the second quarter.

During the first half, SDCCL completed a Rights issue of 18 shares for every 1 share, at par, amounting to Rs.134.2 Crores. The proceeds are being utilised towards plant modernisation and debt repayment.

Outlook for Grey Cement Business

Your Company is buoyant about its Cement business. The upsurge in demand from housing and infrastructure sectors along with increased industrial investments should provide further impetus to the Cement business. Cement prices are likely to sustains, given the tight demand supply position. The outlook for the Cement business thus continues to be encouraging.

SPONGE IRON

	HIFY07	HIFY06	% Change
Installed Capacity (TPA)	900,000	900,000	—
Production (Tonnes)	240,507	305,760	(21)
Sales Volume (Tonnes)	251,845	283,902	(11)
Net Divisional Turnover (Rs. Crores)	316.1	390.8	(19)
Average Realisation (Rs./Tonne)	12,186	13,027	(6)
PBIDT (Rs. Crores)	19.5	69.5	(72)
Operating Margins (%)	6.2	17.8	—

Performance Review

The performance of the Sponge Iron business was severely impacted due to the high cost of production and inadequate availability of natural gas resulting in capacity utilisation going down to 53%. Realisations were lower by 6% over H1FY06 amidst volatile global scrap prices. Operating margins continued to be depressed on account of high input costs, lower realisations and sales volumes.

Outlook

Profitability is expected to remain under pressure on account of the high input costs and inadequate supply of natural gas resulting in low capacity utilisation. The prospects for the business may improve in the long term with adequate gas availability, likely by December 2007.

TEXTILES

	HIFY07	HIFY06	% Change
Sales Volumes			
- *Fabrics (Lac Meters)*	87	73	19
- *Synthetic Yarn* (MT)	3,054	3,234	(6)
Average Realisation			
- *Fabrics (Rs./Meter)*	113	105	7
- *Synthetic Yarn (Rs./Kg.)*	130	120	9
Net Divisional Turnover (Rs. Crores)	133.6	121.2	10
PBIDT (Rs. Crores)	2.5	4.3	(41)
Operating Margins (%)	1.9	3.5	—

Performance Review

The Textile Business has registered a steady performance. Its turnover grew by 10% with higher volumes and realisations. The operating profit at Rs.2.5 Crores was however lower due to the increase in input cost and additional advertisement expenses on brand building.

Outlook

The business plans to spend Rs.80 Crores on modernisation of the weaving section and the setting up of a thermal power plant of 8 MW. This will help in cost reduction and consequently improve margins.

Summary

Overall, your Company has performed well in the first half. With expectations of improved performance from its VSF and Cement businesses, the outlook going forward appears to be positive. Your Company is making large investments in expanding its cement and VSF capacity to increase volumes. Your Company looks forward to its future with optimism.

I wish you and your family a great year ahead.

Yours sincerely,



D D Rathi
Whole-Time Director & Chief Financial Officer

Corporate Office : Aditya Birla Centre, 'A' Wing, S.K.Ahire Marg, Worli, Mumbai - 400030
Registered Office : Birlagram, Nagda - 456331 (M.P.)

Cautionary Statement

Statements in this "Performance Update" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand-supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in the Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts business and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To
Share Department
Grasim Industries Limited
Birlagram-456 331, Nagda (M.P.)

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND.

Dear Sirs,

(Please fill-in the information in CAPITAL LETTERS *in* ENGLISH ONLY. *Please* TICK (✓) *wherever is applicable.)*

—— For Office Use Only ——
ECS Ref.No. :

For shares held in physical form

Master Folio No.

For shares held in electronic form

DP ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Name of First holder	
Bank Name	
Branch Name	
Branch Code	☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ (9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch and code number.

Account type	Savings		Current		Cash Credit	

Ledger No./Ledger Folio No.	
A/c No. (as appearing in the cheque book)	
Effective date of this mandate	

I, hereby, declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Grasim Industries Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Grasim Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number, if any.

Place : ____________

Date : ____________

____
(Signature of First Holder)

____
(Name of First Holder)

TEAR HERE

Book-Post


GRASIM
ADITYA BIRLA GROUP

If undelivered, please return to:

GRASIM INDUSTRIES LIMITED
Share Department
Birlagram - 456 331, Nagda (M.P.)

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